

December 13, 2011

Via E-mail
Mr. David C. Hastings
Chief Financial Officer
Incyte Corporation
Experimental Station
Route 141 & Henry Clay Road, Building E336
Wilmington, DE 19880

> **Re:**   **Incyte Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **File No. 001-12400**

Dear Mr. Hastings:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days or advise us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any information you provide in response to the comment, we may have additional comments.

Notes to Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Revenue Recognition, page 62

1. Regarding the cumulative $49 million milestone payments received from Lily and the $3 million milestone payment received from Pfizer, please tell us what the Company accomplished and when, or what efforts were expended to earn each of the respective milestone payments. Additionally, please tell us if these are substantive milestone payments that should follow the revenue recognition policy disclosed on page 64 that you recognize milestone payments deemed substantive as revenue upon the achievement of the associated milestone.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comments.   In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant